Filed by TSX Group Inc.
Pursuant to Rule 425 under the United States Securities Act of 1933, as amended

Subject Company: Montréal Exchange Inc.
Commission File No. 132-02637
Date: January 18, 2008

TSX group

Montréal Exchange



Creation of TMX Group

January 17th, 2008

Exchanges across the world are consolidating


NYSE Group
euronext
euro MTS
arcalex
PCX PLUS
The Pacific Exchange
TSX
Montréal Exchange
cbot
Chicago Mercantile Exchange
NASDAQ
PHLX
Dubai International Financial Centre
inet
ice
NEW YORK BOARD OF TRADE
ISE
SWX
virt-x
London* STOCK EXCHANGE
BORSA ITALIANA
HKEx
ASX
SFE

* Ownership in LSE: Dubai International Financial Centre (28%), Qatar Investment Authority (20%), NASDAQ (3%)

Super exchanges are emerging but strong regional exchanges will continue to serve local market needs

TMX Group will be an integrated world class exchange group

7th largest exchange group

*Based on domestic market cap of listed issuers on TSX Group's equity exchanges (WFE Sept. 30, 2007)

- Listing, trading, clearing (through an 18% interest in CDS) and market data for both cash and derivatives markets
- Multiple asset classes: equities, bonds, ETFs, futures, options, commodities, carbon derivatives, etc.



Senior Equity
Junior Equity
Commodities
Fixed Income
Derivatives
Clearing
Data

Canada's cash markets



22% CAGR
197
353
30% CAGR
60
132
2003
2006
2003
2006
Revenue
Net Income

Canada's derivatives markets



27% CAGR
39
79
56% CAGR
7
25
2003
2006
2003
2006
Revenue
Net Income

$MM

A compelling rationale with growth opportunities

- Combines two complementary leading exchanges with strong growth profiles
  - Capitalize on technology leadership
  - Strengthen and diversify revenue base
  - Extend North American energy trading & clearing
  - Capture greater share of global OTC trading
  - Expand presence in electronic fixed income trading
  - Attract more SME and international listings
  - Expand and enhance alliances
- Creates opportunity to achieve meaningful synergies
  - Develop new products (combine cash & derivatives)
  - Create cross-selling opportunities
  - Leverage market data platforms

TSX group TSX Montréal Exchange

A new Canadian exchange group offers significant benefits to MX

- Larger and stronger entity both financially and operationally
- Enhanced ability to compete in a global market
- Superior growth opportunities on a combined basis
- Greater liquidity under integrated model
- New product opportunities across multiple asset classes
- Luc Bertrand responsible for future development for derivatives, BOX, carbon trading and other emissions and clearing (cash and derivatives)
- MX continues to operate with same name and brand
- Provides compelling value to MX shareholders
  - After full proration, MX shareholders will receive, for each MX share, 0.5 of a common share of TSX Group and $13.95 in cash, representing
  - Full proration represents 34% premium to unaffected MX share price on November 28, 2007, being the last trading day before MX and TSX Group publicly announced their discussions
  - Opportunity to share in the future growth of the combined entity

TSX group TSX Montréal Exchange

Ensure permanence of Montréal as the Canadian derivatives centre

- **Permanence of MX's derivatives business**
  - MX continues as the Canadian exchange for all derivatives
  - MX and CDCC remain in Montréal
  - Most senior executive of each of MX and CDCC remain in Montréal
  - MX will manage Canadian carbon trading for TMX Group
- **Quebec Board representation**
  - 25% of the nominated directors of TMX Group will be residents of Quebec
  - For first 3 years, 5 MX nominees will be nominated to TMX Group board
- **Involvement of MX Management**
  - Luc Bertrand maintains his position in MX and will additionally assume national responsibilities for MX-TSX integration, IT, commodities derivatives, NGX and clearing across TMX Group
- **AMF remains lead regulator for MX and CDCC**
- **TMX Group will be subject to a 10% ownership restriction, with any changes to be approved by AMF and OSC**